   As filed with the Securities and Exchange Commission on September 13, 2002
-----------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                   SCHEDULE TO
                                (AMENDMENT NO. 2)
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ----------------------

                        PENN TREATY AMERICAN CORPORATION
                            (Name of Subject Company)

                        PENN TREATY AMERICAN CORPORATION
                                    (Issuer)

                 6 1/4% CONVERTIBLE SUBORDINATED NOTES DUE 2003
                         (Title of Class of Securities)

                                   707 874 AC7
                                   707 874 AA1
                                   707 874 AB9
                      (CUSIP Number of Class of Securities)

                             -----------------------

                                 William W. Hunt
                      President and Chief Operating Officer
                        Penn Treaty American Corporation
                               3440 Lehigh Street
                          Allentown, Pennsylvania 18103
                                 (610) 965-2222
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 Filing Person)
                            -------------------------

                                   Copies to:
                              Justin P. Klein, Esq.
                     Ballard Spahr Andrews & Ingersoll, LLP
                         1735 Market Street, 51st Floor
                        Philadelphia, Pennsylvania 19103
                                 (215) 665-8500
                            -------------------------

                            CALCULATION OF FILING FEE

     ----------------------------------------------------------------------

     Transaction Valuation*             Amount Of Filing Fee**

          $74,750,000                          $6,877***
     ----------------------------------------------------------------------

* Estimated for the purposes of calculating the amount of the filing fee only. The amount assumes the exchange of the entire aggregate principal amount of 6 1/4% Convertible Subordinated Notes due 2003 (the "Subordinated Notes") of Penn Treaty American Corporation ("Penn Treaty") for 6 1/4% Convertible Notes due 2008 (the "Exchange Notes") issued by Penn Treaty. Penn Treaty intends to issue up to $74,750,000 aggregate principal amount of Exchange Notes in exchange for the entire outstanding aggregate principal amount of the Subordinated Notes. Based on the August 26, 2002 value of the outstanding Subordinated Notes, the transaction value is equal to $74,750,000.

** The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

***  Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          AMOUNT PREVIOUSLY PAID:             Not applicable.
          FILING PARTY:                       Not applicable.
          FORM OR REGISTRATION NO.:           Not applicable.
          DATE FILED:                         Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ] Third-party tender offer subject to Rule 14d-1.

         [x]  Issuer tender offer subject to Rule 13e-4.

         [ ] Going-private transaction subject to Rule 13e-3.

         [ ] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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

                             INTRODUCTORY STATEMENT

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Statement") filed by Penn Treaty American Corporation ("Penn Treaty") with the Securities and Exchange Commission on August 28, 2002, in connection with its offer to exchange up to $74,750,000 aggregate principal amount of 6 1/4% Convertible Subordinated Notes due 2003 of Penn Treaty, or such lesser principal amount as is properly tendered and not withdrawn, for 6 1/4% Convertible Subordinated Notes due 2008 upon the terms and subject to the conditions set forth in the Offering Circular, dated August 28, 2002, and in the related Letter of Transmittal, copies of which were attached to the Statement as Exhibits (a)(1) and (a)(2), respectively (which, as they may be amended and supplemented from time to time, together constitute the "Exchange Offer").

ITEM 1. SUMMARY TERM SHEET

     Item 1 is hereby supplemented as follows:

     The information set forth under the heading "Summary Term Sheet" in the Supplement to the Exchange Offer, a copy of which is attached here to as Exhibit
(a)(11) (the "Supplement"), is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

     Item 4 is hereby supplemented as follows:

     (a) Material Terms. The information set forth under the heading "The Exchange Offer " and "Description of the Exchange Notes" in the Supplement is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Item 6 is hereby supplemented as follows:

     (a) Purposes. The information set forth under the heading "Summary Term Sheet" in the Supplement is incorporated herein by reference.

ITEM 7. SOURCES AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

     Item 7 is hereby supplemented as follows:

     (b) Conditions. The information set forth under the heading "The Exchange Offer" in the Supplement is incorporated herein by reference.

ITEM 12. EXHIBITS

Item 12 of this Statement is hereby amended to add a reference to Exhibit
(a)(11), which is attached as an exhibit hereto.


Exhibit (a)(2) - Letter of Transmittal - is hereby amend as follows:

     i. The first paragraph on page 1 of the Letter of Transmittal is hereby amended to delete the provision that the Subordinated Note holder acknowledges he or she has "reviewed" the Offering Circular and the Letter of Transmittal. The third paragraph on page 6 of the Letter of Transmittal is hereby amended to delete the provision that the Subordinated Note holder attests to the fact that he or she has read all of the terms of the exchange offer. Penn Treaty will accept and give effect to tenders made by the Letter of Transmittal as if such provisions were not included therein for any purpose.

     ii. Instruction 4 on page 11 of the Letter of Transmittal is hereby amended to replace "December 31, 2002" with "October 24, 2002."


EXHIBIT NUMBER      DESCRIPTION

99.(a)(11)          Supplement to the Exchange Offer, dated September 13, 2002.*


-----------------------------
* Filed herewith.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Statement is true, complete and correct.

                                           PENN TREATY AMERICAN CORPORATION


Dated: September 13, 2002                  By: /S/ WILLIAM W. HUNT
                                              --------------------
                                               William W. Hunt
                                               President and
                                               Chief Operating Officer

EXHIBITS

EXHIBIT NUMBER      DESCRIPTION
99.(a)(11)          Supplement to the Exchange Offer, dated September 13, 2002.*

-----------------------------
*  Filed herewith.